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                                                                EXHIBIT 99.B9(f)




                     AMENDED APPENDIX I FOR ADMINISTRATIVE
                               SERVICES AGREEMENT


               Amended Appendix I for Administrative Services Agreement ("Amended Appendix I") made as of October 1, 1993 by and between the registered investment company executing this document (the "Fund") and Kemper Financial Services, Inc. ("KFS").

               WHEREAS, the Fund and KFS are parties to an Administrative Services Agreement ("ASF Agreement") dated August 1, 1990, as supplemented from time to time;

               WHEREAS, Section 2 of the ASF Agreement provides that the administrative service fees currently payable by the Fund to KFS thereunder shall be as set forth in Appendix I thereto subject to the requirement set forth in said Section 2 that said fees not exceed an annual rate of .25% of average daily net assets of the Fund; and

               WHEREAS, the parties desire to reflect in this Amended Appendix I the revised fee schedule for the ASF Agreement as in effect as of the date hereof;

               NOW THEREFORE, in consideration of the premises and the mutual covenants herein provided, the parties agree as follows:

               1. The revised fee schedule for services provided by KFS to the Fund under the ASF Agreement is as described hereinafter.
          The Fund will pay KFS an administrative service fee at a rate sufficient to reimburse KFS for service fee payments made by KFS to broker-dealer firms and other financial services firms ("Firms") that are retained by KFS to provide information and administrative services for their clients as contemplated by
          Section 1 of the ASF Agreement. KFS will pay Firms a service fee at an annual rate of (a) up to .15 of 1% of net assets of those accounts in the Fund that they maintain and service attributable to shares acquired prior to October 1, 1993, and (b) up to .25 of 1% of net assets of those accounts in the Fund that they maintain and service attributable to shares acquired on or after October 1, 1993. For this purpose, Firms shall only include broker-dealers and other financial services firms listed on the records of the Fund as "dealer of record," and shall not include KFS. In no event shall the fee paid to KFS exceed the limitations set forth in Section 2 of the ASF Agreement.


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               2.  This Amended Appendix I shall become a part of the ASF
          Agreement and subject to its terms and shall supersede all previous fee schedules under such Agreement, including the current Appendix I thereto, as of the date hereof.

               IN WITNESS WHEREOF, the Fund and KFS have duly executed this Amended Appendix I as of the day and year first set forth above.

                                        KEMPER DIVERSIFIED INCOME FUND

                                        By: /s/ John E. Peters
                                           ------------------------------
                                        Title: Vice President


                                        KEMPER FINANCIAL SERVICES, INC.

                                        By: /s/ Robert Jackson
                                           ------------------------------
                                        Title: CFO & Sen. Exec. V.P.







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